Filed pursuant to Rule 433

Free Writing Prospectus

October 27, 2025

Registration No. 333-277008

FRANKLIN TEMPLETON



Franklin Ethereum ETF (EZET)

The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA.

Simplified access
Convenient and cost-effective, lowering the barrier of entry into the crypto market.

Credibility
Offered by Franklin Templeton, a trusted partner to clients for 75 years with in-house digital assets expertise.

Exposure to an ecosystem
Ethereum is a novel and growing business model with a large total addressable market and strong network effects.

Fund Overview

Listing Exchange	CBOE – Bzx
Gross Sponsor Fee	0.19%[1]
Net Sponsor Fee	0.19%
Custodian	Coinbase Custody Trust Company, LLC
Benchmark	CME CF Ether-Dollar Reference Rate– NY Variant
Inception Date	July 23, 2024
Asset Class	Alternative
Investment Objective	Seeks to reflect generally the performance of the price of ether (ETH) before payment of the fund's expenses

Franklin Templeton: A digital assets pioneer

Early adopter with broad expertise and technical talent

Our 50+ person team has been active in the digital assets ecosystem since 2019, building blockchain-based technology solutions, developing a range of investment strategies and running node validators.

Dedicated digital assets research

We leverage fundamental "tokenomics" analysis, insights from our dedicated data science team and our deep industry connections to help inform product development and investment decisions.

Track record of responsible innovation

We launched the first US registered mutual fund to use public blockchains to process transactions and record share ownership.

Franklin Holdings, LLC is the Fund's Sponsor (the "Sponsor"). The Fund is a series of Franklin Ethereum Trust (the "Trust"). Shares of the Fund are not obligations of, and are not guaranteed by, the Sponsor or any of its subsidiaries or affiliates. Coinbase serves as the Custodian (the "Custodian") of the Fund's ether. Franklin Distributors, LLC, an affiliate of the Sponsor, is the Fund's marketing agent (the "Marketing Agent").

1. The Fund's only ordinary recurring expense is the Sponsor's annual fee applied to the NAV of the Fund. The Sponsor's annual fee accrues daily and is payable by the Fund monthly in arrears. The Fund's expenses will reduce the NAV of the Fund.

A bright spot for crypto investors

EZET provides investors exposure to ETH in a traditional brokerage account, simplifying the experience:

- No need to self-custody in digital wallets and safeguard with private keys
- Avoid interfacing with an unfamiliar technology that operates without an intermediary
- Potentially pay lower fees due to economies of scale provided by a pooled investment vehicle

Why invest in ETH?

1. **Currency for a "premium" product**
The Ethereum network underpins a decentralized economy of applications and has its own revenues, expenses and profits that to which ETH is directly tied.

2. **Growth potential**
Since its launch in 2015, ETH has become the 2nd largest cryptocurrency.

3. **Complementary portfolio holding**
ETH has historically demonstrated low correlations to traditional asset classes.[4]

$509.08bn
MARKET CAP[2]

13%
CRYPTOCURRENCY MARKET SHARE[2]

342.1m
ETH UNIQUE ADDRESSES[3]

2. Data as of 9/30/2025. Source: Coinmarketcap.com.
3. https://etherscan.io/.
4. https://blogs.cfainstitute.org/investor/2022/11/16/how-do-cryptocurrencies-correlate-with-traditional-asset-classes/.

What should I know before investing?

This fund is not a direct investment in ether, but rather, a fund that invests in ether.
All investments involve risks, including possible loss of principal. BEFORE YOU INVEST, FOR MORE COMPLETE INFORMATION ABOUT THE FUND AND THIS OFFERING, YOU SHOULD CAREFULLY READ THE FUND'S PROSPECTUS.
The Fund holds only ether and cash and is not suitable for all investors. The Fund is not a diversified investment and, therefore, is expected to be more volatile than other investments, such as an investment in a more broadly diversified portfolio. **An investment in the Fund is not intended as a complete investment plan.** An investment in the Fund is subject to market risk with respect to the digital asset markets. The trading price of the ether held by the Fund may go up and down, sometimes rapidly or unpredictably. The value of the Fund's Shares relates directly to the value of ether, which has been in the past, and may continue to be, highly volatile and subject to fluctuations due to a number of factors. Extreme volatility in the future, including substantial, sustained or rapid declines in the trading prices of ether, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value.
Competitive pressures may negatively affect the ability of the Fund to garner substantial assets and achieve commercial success.
Digital assets represent a new and rapidly evolving industry, and the value of the Fund's Shares depends on the acceptance of ether. Due to the ***relative*** unregulated nature and lack of transparency surrounding the operations of digital asset exchanges, which may experience fraud, manipulation, security failures or operational problems, as well as the wider ether market, the value of ether and, consequently, the value of the Shares may be adversely affected, causing losses to Shareholders.
Digital asset markets in the US exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the value of ether or the Shares, such as by banning, restricting or imposing onerous conditions or prohibitions on the use of ether, validation activity, digital wallets, the provision of services related to trading and custodying ether, the operation of the Ethereum network, or the digital asset markets generally.
The Index price used to calculate the value of the Fund's ether has a limited performance history and may be volatile, adversely affecting the value of the Shares. Moreover, the Index Administrator could experience system failures or errors. Errors in the Index data, computations and/or construction may occur from time to time and may not be identified and/or corrected for a period of time or at all, which may have an adverse impact on the Fund and the Shareholders.
A temporary or permanent "fork" in the Ethereum blockchain could adversely affect the value of the Shares. The Fund does not have the ability or intention to hold any asset (including any crypto asset) other than ether and cash. Shareholders may not receive the benefits of any forks or "airdrops." Forks or airdrops may result in extraordinary expenses borne by the Fund.
The Fund is a passive investment vehicle and is not actively managed, meaning it does not manage its portfolio to sell ether at times when its price is high, or acquire ether at low prices in the expectation of future price increases. Also, the Fund does not use any hedging techniques to attempt to reduce the risks of losses resulting from ether price decreases. The Fund is not a leveraged product and does not utilize leverage, derivatives or similar instruments or transactions. The Fund's Shares are not interests or obligations of the Fund's Sponsor or its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
The amount of ether represented by each Share will decrease over the life of the Fund due to the sales of ether necessary to pay the Sponsor's Fee and other Fund expenses. Without increases in the price of ether sufficient to compensate for that decrease, the price of the Shares will also decline and you will lose money on your investment in Shares.
Security threats to the Fund's account at the Ether Custodian or Prime Broker could result in the halting of Fund operations and a loss of Fund assets or damage to the reputation of the Fund, each of which could result in a reduction in the value of the Shares.
The Fund will not stake the ether it holds, so **an investment in the Fund's shares will not realize the economic benefits of staking.**
If the process of creation and redemption of Creation Units encounters any unanticipated difficulties, the possibility for arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of ether may not exist and, as a result, the price of the Shares may fall or otherwise diverge from NAV.

IMPORTANT INFORMATION

The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC, when available, for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting **franklintempleton.com**.

ETFs/ETPs trade like stocks, fluctuate in market value and may trade at prices above or below the ETFs/ETPs net asset value. Brokerage commissions and ETF/ETP expenses will reduce returns. ETF/ETP shares may be bought or sold throughout the day at their market price, not their Net Asset Value (NAV), on the exchange on which they are listed. Shares of ETFs/ETPs are tradable on secondary markets and may trade either at a premium or a discount to their NAV on the secondary market. The Fund issues and redeems Creation Units on a continuous basis. Creation Units are only issued or redeemed in exchange for an amount of cash determined based on the price of buying/selling the amount of ether published in the daily basket. No Shares are issued unless the Fund's prime broker has allocated to the Fund's account the corresponding amount of ether. Creation Units may be created or redeemed only by Authorized Participants, who pay a transaction fee for each order to create or redeem Creation Units. The Shares will be sold to the public at prices that will reflect the price of ether and the trading price of the Shares on the Cboe BZX exchange at the time of the offer.

Before investing, carefully consider a Fund's investment objectives, risks, charges and expenses. You can find this and other information in the prospectus, which is available for free, at www.franklintempleton.com. Please read it carefully.

FRANKLIN TEMPLETON | franklintempleton.com